Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Euronav NV:

We consent to the incorporation by reference in this Registration Statement on Form F-1 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated April 25, 2014, with respect to the consolidated statements of financial position of Euronav NV and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013, included in the Registration Statement on Form F-1 (No. 333-198625) and related prospectus of Euronav NV and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG Bedrijfsrevisoren - Réviseurs d’Entreprises

/s/ Jos Briers
Bedrijfsrevisor / Réviseur d’Entreprises

Kontich, BELGIUM
January 22, 2015